EXHIBIT 99.1

Aeterna Zentaris Announces Results of 2021 Annual Meeting of Shareholders

CHARLESTON, S.C., May 5, 2021 — Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZS) (“Aeterna” or the “Company”), a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products, today announced the results from its Annual General Meeting (“AGM”) held today, May 5, 2021.

The individuals noted below were elected as directors of the Company. The report on voting results provided by the Company’s transfer agent indicated the following:

Name of Nominee	Votes For	%	Votes Withheld	%
Peter Edwards	7,372,226	85.74%	1,226,203	14.26%
Carolyn Egbert	7,536,307	87.65%	1,062,122	12.35%
Gilles Gagnon	7,353,055	85.52%	1,245,374	14.48%
Klaus Paulini	7,917,497	92.08%	680,932	7.92%
Dennis Turpin	7,525,819	87.53%	1,072,610	12.47%

The Company would like to welcome Dennis Turpin to the board of directors.

Ernst & Young LLP was also appointed as the Company’s independent auditor at the AGM.

The Company is an “Eligible Interlisted Issuer” as such term is defined in the TSX Company Manual. As an Eligible Interlisted Issuer, the Company has relied on an exemption pursuant to Section 602.1 of the TSX Company Manual from Section 613 of the TSX Company Manual, the effect of which is that, subject to the satisfaction of certain conditions prescribed by the Toronto Stock Exchange, the Company will not have to comply with certain Canadian requirements in connection with the Company’s long-term incentive plan. As a result, shareholders were not asked to approve the unallocated entitlements under the Company’s long-term incentive plan at the AGM.

For full voting details please see the report of voting results of Aeterna as filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company developing and commercializing a diversified portfolio of pharmaceutical and diagnostic products focused on areas of significant unmet medical need. The Company’s lead product, macimorelin, is the first and only U.S. FDA and European Commission approved oral test indicated for the diagnosis of adult growth hormone deficiency (AGHD). The Company is leveraging the clinical success and compelling safety profile of macimorelin to develop it for the diagnosis of childhood-onset growth hormone deficiency (CGHD) in collaboration with Novo Nordisk.

Aeterna Zentaris is dedicated to the development of therapeutic assets and has recently taken steps to establish a growing pipeline to address unmet medical needs across a number of indications, including neuromyelitis optica spectrum disorder (NMOSD), primary hypoparathyroidism and an undisclosed neurodegenerative disease. Additionally, the Company is developing an oral prophylactic bacterial vaccine against SARS-CoV-2, the virus that causes COVID-19.

For more information, please visit www.zentaris.com and connect with the Company on Twitter, LinkedIn and Facebook.

Investor Contact:

Jenene Thomas

JTC Team

T (US): +1 (833) 475-8247

E: aezs@jtcir.com